Exhibit 21
SUBSIDIARIES
In accordance with SEC rules, the following is a list of Leidos Holdings, Inc.'s subsidiaries as of January 2, 2026, other than those subsidiaries, considered in the aggregate as a single subsidiary, that would not constitute a “significant subsidiary” as of January 2, 2026.

This list of subsidiaries will change from year-to-year as a result of changes in Leidos' and its subsidiaries’ results of operations and financial condition, legal entity consolidations and any sales and other dispositions of Leidos Holdings, Inc.'s subsidiaries. Accordingly, this list is not representative of the total number of subsidiaries that Leidos Holdings, Inc. may have at any given time.

Name	Jurisdiction of Formation
Leidos, Inc.	Delaware
Leidos Biomedical Research, Inc.	Delaware
Leidos Consulting Engineers, Inc.	California
Leidos Engineering, LLC	Delaware
Leidos Global Technology Corporation	Delaware
Leidos Services, Inc.	Delaware
Leidos Intermediate Holdings, Inc.	Delaware
Leidos Government Services, Inc.	Maryland
Leidos Integrated Technology, LLC	Delaware
Hanford Mission Integration Solutions, LLC	Delaware
QTC Holdings, Inc.	Delaware
QTC Management, Inc.	California
QTC Medical Services, Inc.	California
Leidos Digital Solutions, Inc.	Virginia
Leidos New Zealand Limited	New Zealand
Dynetics, Inc.	Alabama
Dynetics Technical Solutions, Inc.	Alabama
SPIRE Manufacturing Solutions, LLC	Colorado
Leidos Security Detection & Automation, Inc.	Delaware
1901 Group, LLC	Virginia
Gibbs & Cox, Inc.	New York
Savanna Industries, Inc.	Virginia
Kudu Dynamics LLC	Virginia